EXHIBIT 1
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[GRAPHIC OMITTED]                                                   NEWS RELEASE
[LOGO - IPSCO]

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FOR RELEASE JUNE 12, 2003, 6 AM EDST

                      IPSCO ANNOUNCES NEW PLATE INITIATIVE

[LISLE, ILLINOIS] [June 12, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) announced today a new initiative designed to enhance its position as the leading supplier of plate in North America. According to IPSCO President and Chief Executive Officer, David Sutherland, the initiative consists of organizational, technical and personnel changes, which together will secure the foundation for IPSCO's leadership in the steel plate market.

Firstly, Peter MacPhail, the executive who has been leading Canadian steel operations for several years, has assumed the corporate role of Vice President of Primary Operations and in this new position will have responsibility for coordinating all operational activities for primary steel production at the Company's steelworks in Alabama, Iowa and Saskatchewan. Mr. MacPhail will oversee development and implementation of practices and procedures to ensure that these three plants work in a cohesive fashion, exploiting the expertise developed at one mill for the benefit of improvements at the other mills. Particularly beneficial in this regard, will be Mr. MacPhail's experience with production and technical issues gained over his extensive steel industry career, including his tenure in Regina as President of IPSCO Saskatchewan Inc.

Secondly, from a technical perspective, IPSCO is accelerating its plans to expand its range of steel mill products. The Company will shortly be expanding its offering of higher-grade specialty products, utilizing its 30 years of know-how with the advanced Steckel rolling and accelerated cooling capabilities in its mills. In a number of areas, these steels will replace heat-treated products with as-rolled steels of equal or better performance on a more competitive cost basis. These products will include higher-strength steels with good combinations of formability, weldability, cutting performance (in particular laser cutting), corrosion resistance and performance properties such as those found in arctic grade steels. This thrust will include the continued transfer to IPSCO's two newer U.S. mills of capabilities developed in IPSCO's Regina steel works where specialty steels have become a key part of the product mix. Many of these fine-grained specialty steel products were developed from IPSCO's extensive high-grade steel line pipe capabilities.

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Thirdly, IPSCO announces the appointment of Dr. Steve Hansen to the position of
Director of Technical Services for IPSCO's US steel operations. The Company's commitment to upgrading its product offerings has been reinforced with the addition of Dr. Hansen who is widely known as an industry expert and who will join IPSCO's already significant technical support group. Dr. Hansen, who has 25 years of technical and research experience, is an expert in metallurgical processing and properties of plate and sheet steel and holds Bachelors, Masters and Doctoral degrees from the Massachusetts Institute of Technology. His diverse knowledge is expected to provide added emphasis on customer requirements, while accelerating IPSCO's capabilities in specialty plate products. Dr. Hansen will work with Mr. Chuck Mattia whose appointment as Vice President New Business Development, IPSCO Steel Inc., was announced earlier this year. IPSCO has been fortunate to gain the expertise from these individuals who have been a key part of the specialty steel plate business in the USA.

"With IPSCO's growth in the U.S. market, plate products represent the major focus of our steel products business," said Dan Miksta, the corporate Vice President with overall responsibility for steel products sales. "The addition of these individuals at our company and expansion of our product range and technical capability clearly illustrates our commitment as a dedicated steel plate producer, and one prepared to lead in the industrial markets we serve." said Miksta.

IPSCO is an innovative electric furnace steel producer, and also operates modern coil processing and pipe making facilities in both the United States and Canada. The company trades as IPS on the New York and Toronto stock exchange.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S OPERATIONS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING POTENTIAL MARKETS AND DEMAND FOR THE MATERIALS PRODUCED, LEVELS OF POTENTIAL IMPORTS, PRODUCTION LEVELS, MARKET FORCES, NORTH AMERICAN PRICING OF STEEL PRODUCTS, TRADE LAWS, PRICING OF ENERGY AND RAW MATERIAL INPUTS, OUTCOME OF TRADE AND SAFEGUARD CASES AND OTHER MATTERS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO'S ANNUAL REPORT FOR 2002 AND FORM 40-F.

Company Contact:
John Comrie, QC
Director of Trade Policy and Communications
Tel. (630) 810-4730
Release #03-15

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